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                             September 10, 2021

       Raul Villar Jr.
       Chief Executive Officer
       Paycor HCM, Inc.
       4811 Montgomery Road
       Cincinnati, Ohio 45212

                                                        Re: Paycor HCM, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
3, 2021
                                                            CIK No. 0001839439

       Dear Mr. Villar Jr.:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Robert E. Goedert, P.C.